

January 10, 2014

<u>Via Facsimile</u>
Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

>   **Re: FX Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 14, 2013**
>   **Response Letter Dated December 9, 2013**
>   **File No. 001-35012**

Dear Mr. Newton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Proved Reserves Disclosures, page 26

Internal Controls Over Reserve Estimates, page 26

1.   We acknowledge your response to comment 1 in our letter dated November 22, 2013 and the revisions to Exhibit 99.01 clarifying the reserves were calculated using deterministic methods. However, we note the disclosure in the amended report conflicts with the disclosure on page 28 and elsewhere on page 15 of Form 10-K which states the "probable reserves were calculated using probabilistic methods." Please reconcile the estimation methods disclosed in the report with those disclosed in the filing on Form 10-K and amend your filing as appropriate.

Exhibit 99.01

2.   The first page of the revised reserves report refers to an estimate of proved plus probable reserves. Please obtain and file an amended report as such disclosure is no longer provided in the report.

3.   We note the disclosure of certain gas prices presented under the section of the report entitled "Economic Assumptions." It is unclear from this disclosure if these prices represent the reference or benchmark prices excluding or including adjustments for differentials such as transportation and Btu content. We reissue in part our comment 17 from the letter dated November 22, 2013 and clarify that you obtain and file an amended reserves report that discloses the gas prices as determined under Rule 4-10(a)(22)(v) excluding adjustments for differentials. Please additionally disclose the volume-weighted average realized prices after such adjustments. We consider both sets of prices to be part of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K.

Exhibit 99.02

4.   We reissue in part our comment 18 from the letter dated November 22, 2013 and clarify that you obtain and filed an amended reserves report that includes the following disclosures required by Item 1202(a)(8) of Regulation S-K:

- The date on which the report was completed (Item 1202(a)(8)(ii)).

- The proportion of the registrant's total reserves covered by the report (Item 1202(a)(8)(iii)).

- The geographic area, e.g. the country and individual states, in which the covered reserves are located (Item 1202(a)(8)(iii)).

- A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The initial benchmark prices, pricing hub or pricing reference point and the realized prices by product type for the reserves included in the report as part of the economic assumptions (Item 1202(a)(8)(v)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director